

March 14, 2014

Via E-mail
Robert Y. Lee
Interim Chief Executive Officer
The Grilled Cheese Truck, Inc.
151 North Nob Hill Road, Suite 321
Fort Lauderdale, FL 33324

  Re: The Grilled Cheese Truck, Inc.
    Amendment No. 2 to
    Draft Registration Statement on Form S-1
    Submitted January 23, 2014
    Response dated March 12, 2014
    CIK No. 0001497647

Dear Mr. Lee:

  We have reviewed your response to our letter dated March 6, 2014 and have the following additional comment.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

September 30, 2013 Financial Statements, page F-1

Notes to Unaudited Condensed Consolidated Financial Statements, page F-6

Note 16. Subsequent Events, page F-23

1. We note your response and your proposed disclosure in response to our prior comment 1. Please revise the notes to your financial statements to disclose the various details regarding the sale of the domain name in a level of detail consistent with that provided in your response. In this regard, you should revise to disclose the carrying value of the domain name sold, the total amount received from AFT in connection with the sale transaction, the amount of the expected gain that you expect to recognize as a result of the sale and when you expect to recognize this gain. Your revised disclosure should also

explain how you have accounted for the $450,000 received. Your response and your revised disclosure should also clarify at what point the conditions under the agreement for gain recognition will be met given that you expect to receive 100 trucks at certain intervals throughout 2014.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Sarah Williams, Esq.